Filed Pursuant to Rule 433

Registration No. 333-219723

Supplementing the Preliminary Prospectus

Supplement dated March 25, 2020

(To Prospectus dated August 4, 2017)

$1,500,000,000

Archer-Daniels-Midland Company

$500,000,000 2.750% Notes due 2025

$1,000,000,000 3.250% Notes due 2030

Final Term Sheet

March 25, 2020

Issuer:	Archer-Daniels-Midland Company
Trade Date:	March 25, 2020
Settlement Date:	March 27, 2020 (T+2)
Expected Ratings*:	A2/A/A (Moody’s/S&P/Fitch)
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc. BNP Paribas Securities Corp. MUFG Securities Americas Inc.
Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc.

	2025 Notes	2030 Notes
Title of Securities:	2.750% Notes due 2025	3.250% Notes due 2030
Principal Amount:	$500,000,000	$1,000,000,000
Maturity Date:	March 27, 2025	March 27, 2030
Interest Rate:	2.750%	3.250%
Interest Payment Dates:	Semi-annually on March 27 and September 27, beginning on September 27, 2020	Semi-annually on March 27 and September 27, beginning on September 27, 2020
Yield to Maturity:	3.008%	3.342%
Spread to Benchmark Treasury:	+250 bps	+250 bps
Benchmark Treasury:	UST 1.125% due February 28, 2025	UST 1.500% due February 15, 2030
Benchmark Treasury Price and Yield:	103-00/0.508%	106-07+/0.842%
Price to Public:	98.811%	99.223%
Aggregate Gross Proceeds to Issuer, before expenses:	$494,055,000	$992,230,000
Aggregate Net Proceeds to Issuer, before expenses:	$492,305,000	$987,730,000
Redemption Provisions:

Make-Whole Call:	The Issuer may redeem the 2025 Notes at its option, either in whole at any time or in part from time to time prior to February 27, 2025 (one month prior to the maturity date of the 2025 Notes, the “One Month Par Call Date”), at a redemption price equal to the greater of (1) 100% of the principal amount of the 2025 Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would have been payable if the 2025 Notes being redeemed on that redemption date matured on the One Month Par Call Date (excluding interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 40 basis points, plus, in each case, accrued and unpaid interest on the 2025 Notes being redeemed to, but excluding, the redemption date.	The Issuer may redeem the 2030 Notes at its option, either in whole at any time or in part from time to time prior to December 27, 2029 (three months prior to the maturity date of the 2030 Notes, the “Three Month Par Call Date”) at a redemption price equal to the greater of (1) 100% of the principal amount of the 2030 Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would have been payable if the 2030 Notes being redeemed on that redemption date matured on the Three Month Par Call Date (excluding interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 40 basis points, plus, in each case, accrued and unpaid interest on the 2030 Notes being redeemed to, but excluding, the redemption date.
Par Call:	The Issuer may also redeem the 2025 Notes at its option, either in whole at any time or in part from time to time on and after the One Month Par Call Date at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed, plus accrued and unpaid interest on the 2025 Notes being redeemed to, but excluding, the redemption date.	The Issuer may also redeem the 2030 Notes at its option, either in whole at any time or in part from time to time on and after the Three Month Par Call Date at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed, plus accrued and unpaid interest on the 2030 Notes being redeemed to, but excluding, the redemption date.
Change of Control Repurchase:	As described in the Preliminary Prospectus Supplement	As described in the Preliminary Prospectus Supplement
CUSIP/ISIN:	039482AA2/US039482AA29	039482AB0/US039482AB02

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus, Registration Statement No. 333-219723) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Citigroup Global Markets Inc. at 1-800-931-9146; or J.P. Morgan Securities LLC at 1-212-834-4533 (collect).